Exhibit 99.10

Enthusiast Gaming Holdings Inc.

(formerly J55 Capital Corp.)

Consolidated Financial Statements

December 31, 2019 and 2018

(Expressed in Canadian Dollars)

Independent Auditor’s Report

To the Shareholders of Enthusiast Gaming Holdings Inc.:

Opinion

We have audited the consolidated financial statements of Enthusiast Gaming Holdings Inc. and its subsidiaries (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2019 and December 31, 2018, and the consolidated statements of loss and comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019 and December 31, 2018, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards.

Basis for Opinion

We conducted our audits in accordance with Canadian generally accepted auditing standards. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audits of the Consolidated Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audits of the consolidated financial statements in Canada, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which indicates that the Company has not yet realized profitable operations and has incurred a cumulative deficit of $78,930,532 as of December 31, 2019. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Other Information

Management is responsible for the other information. The other information comprises Management’s Discussion and Analysis.

Our opinion on the consolidated financial statements does not cover the other information and we do not express any form of assurance conclusion thereon.

In connection with our audits of the consolidated financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the consolidated financial statements or our knowledge obtained in the audits or otherwise appears to be materially misstated. We obtained Management’s Discussion and Analysis prior to the date of this auditor’s report. If, based on the work we have performed on this other information, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report in this regard.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not a guarantee that an audit conducted in accordance with Canadian generally accepted auditing standards will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Canadian generally accepted auditing standards, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•	Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•	Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Company to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audits and significant audit findings, including any significant deficiencies in internal control that we identify during our audits.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

The engagement partner on the audit resulting in this independent auditor’s report is Ahlan Veerasamy.

Toronto, Ontario March 30, 2020	Chartered Professional Accountants Licensed Public Accountants

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Financial Position
As at December 31, 2019 and 2018
(Expressed in Canadian Dollars)

	Note	December 31, 2019	December 31, 2018
ASSETS
Current
Cash		$13,211,722	$4,155,054
Investments	6	804,865	-
Trade and other receivables	5	6,701,087	5,000
Loans receivable	20	205,936	-
Promissory note receivable	7	-	1,705,125
Prepaid expenses	16	612,386	-
Total current assets		21,535,996	5,865,179
Non-current
Property and equipment, net	8	298,312	-
Right-of-use asset - lease contract, net	11	733,413	-
Long-term investment	6	2,480,405	-
Investment in associate	7	914,295	-
Long-term portion of prepaid expenses	16	104,630	-
Intangible assets, net	4, 9	60,017,320	-
Goodwill	4, 10	83,259,416	-
Total Assets		$169,343,787	$5,865,179

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	12	$7,423,396	$421,538
Deferred revenue		1,647,594	-
Income tax payable		2,415	-
Deferred payment liability	15	1,208,413	-
Current portion of lease contract liability	11	193,366	-
Total current liabilities		10,475,184	421,538
Non-current
Long-term debt	13	19,691,220	-
Long-term lease contract liability	11	548,846	-
Convertible debentures	14	7,015,820	-
Deferred payment liability	15	473,413	-
Deferred tax liability	19	12,482,605	-
Total liabilities		$50,687,088	$421,538

Shareholders’ Equity
Share capital	16	176,511,857	5,711,833
Shares to be returned to treasury	4	(3,858,756)	-
Warrants reserve	17	15,404,728	115,913
Contributed surplus	18	9,439,324	-
Accumulated other comprehensive income		90,078	-
Deficit		(78,930,532)	(384,105)
Total shareholders’ equity		118,656,699	5,443,641
Total liabilities and shareholders’ equity		$169,343,787	$5,865,179

Going concern (Note 1)

Commitments (Note 23)

Subsequent events (Note 25)

Approved by the Board of Directors of the Company

Signed: “Adrian Montgomery”	Signed: “Ben Colabrese”
Director	Director

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Loss and Comprehensive Loss
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

	Note	Year ended December 31, 2019	Period ended December 31, 2018

Revenue
Revenue	24	$11,760,927	$-
Gain on player buyouts	9, 24	448,399	-
Total revenue		12,209,326	-
Cost of sales		7,245,000	-
Gross margin		4,964,326	-
Operating expenses
Professional fees		1,174,890	300,230
Consulting fees	16	6,793,925	56,500
Advertising and promotion	16	2,104,622	-
Office and general		1,371,821	-
Salaries and wages		1,794,054	-
Technology support, web development and content		1,144,534	-
eSports player, team and game expenses		1,728,525	-
Foreign exchange		239,828	27,375
Share-based compensation	18	6,113,644	-
Amortization and depreciation	8, 9, 11	2,933,874	-
Total operating expenses		25,399,717	384,105

Other expenses (income)
Listing expense	4	6,829,371	-
Transaction cost	4	3,154,313	-
Share of loss from investment in associate	7	746,424	-
Interest and accretion	11, 13, 14, 15	2,825,793	-
Goodwill impairment on acquisition of businesses	4	46,170,418	-
Change in fair value of investment	6	57,708	-
Interest income		(677,276)	-
Net loss before income taxes		(79,542,142)	(384,105)

Income taxes Deferred income tax recovery	19	995,715	-
Net loss for the year		(78,546,427)	(384,105)

Other comprehensive income
Items that may be reclassified to profit or loss
Foreign currency translation adjustment		90,078	-
Net loss and comprehensive loss for the year		$(78,456,349)	$(384,105)
Net loss and comprehensive loss per share, basic and diluted		$(2.07)	$(0.02)
Weighted average number of common shares outstanding, basic and diluted		37,872,549	17,322,943

Net loss and comprehensive loss and weighted average number of shares outstanding, basic and diluted, are presented after giving effect to the 1:8 share consolidation.

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Shareholders’ Equity
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

	Note	Number of shares	Share capital	Contributed surplus	Warrant reserve	Conversion option on convertible debentures	Shares to be returned to treasury	Accumulated other comprehensive loss	Deficit	Total shareholders’ equity
Balance August 29, 2018		-	$-	$-	$-	$-	$-	$-	$-	$-
Shares issued by private placements, net of cost	16	19,876,450	5,711,833	-	115,913	-	-	-	-	5,827,746
Net loss for the period		-	-	-	-	-	-	-	(384,105)	(384,105)
Balance December 31, 2018		19,876,450	$5,711,833	$-	$115,913	$-	$-	$-	$(384,105)	$5,443,641

Balance December 31, 2018		19,876,450	$5,711,833	$-	$115,913	$-	$-	$-	$(384,105)	$5,443,641
Shares issued for services	16	1,319,974	2,058,950	-	-	-	-	-	-	2,058,950
Shares issued for subscription receipts, net of cost	16	10,416,750	23,201,002	-	-	-	-	-	-	23,201,002
Conversion option related to convertible debentures	14	-	-	-	-	241,472	-	-	-	241,472
Shares issued on conversion of convertible debentures	14, 16	2,777,777	10,241,472	-	-	(241,472)	-	-	-	10,000,000
Issuance of shares to effect the Luminosity acquisition	4, 16	7,500,000	27,000,000	-	-	-	(3,858,756)	-	-	23,141,244
Issuance of shares to effect the reverse acquisition	4, 16	1,900,000	6,840,000	587,563	91,640	-	-	-	-	7,519,203
Issuance of shares to effect the Enthusiast acquisition	4, 16	27,607,076	99,385,524	5,901,048	13,052,190	-	-	-	-	118,338,762
Issuance of shares to effect the Steel Media acquisition	4, 16	304,147	650,875	-	-	-	-	-	-	650,875
Shares issued upon exercise of warrants	16	347,803	1,264,763	-	(882,345)	-	-	-	-	382,418
Shares issued upon exercise of options	16	41,696	157,438	(135,601)	-	-	-	-	-	21,837
Share-based compensation	18	-	-	3,086,314	3,027,330	-	-	-	-	6,113,644
Other comprehensive loss for the year		-	-	-	-	-	-	90,078	-	90,078
Net loss per the year		-	-	-	-	-	-	-	(78,546,427)	(78,546,427)
Balance December 31, 2019		72,091,673	$176,511,857	$9,439,324	$15,404,728	$-	$(3,858,756)	$90,078	$(78,930,532)	$118,656,699

Number of shares outstanding are presented after giving effect to the 1:8 share consolidation.

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Consolidated Statements of Cash Flows
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)
		Year ended	Period ended
		December 31,	December 31,
	Note	2019	2018

Cash flows from operations
Net loss for the year		$(78,546,427)	$(384,105)
Items not affecting cash:
Amortization and depreciation	8, 9, 11	2,933,874	-
Share-based compensation	18	6,113,644	-
Interest and accretion	11, 13, 14, 15	1,444,016	-
Goodwill impairment on acquisition of businesses	4	46,170,418	-
Deferred taxes	19	(995,715)	-
Gain on disposal of player buyouts	9	(448,399)	-
Foreign exchange		100,542	27,375
Listing expense	4	6,829,371	-
Capitalized interest and success fee	13	1,102,690	-
Shares for services	16	1,770,090	-
Change in fair value of investment	6	57,708	-
Share of loss from investment in associate	7	746,424	-
Changes in working capital
Changes in trade and other receivables		(3,593,513)	-
Changes in prepaid expenses		75,827	-
Changes in accounts payable and accrued liabilities		(689,483)	421,538
Changes in deferred revenue		1,031,352	-
Change in income tax payable		(85,983)	-
		(15,983,564)	64,808
Investing activities
Cash paid for acquisitions	4	(6,116,972)	-
Business acquisitions, net of cash acquired	4	(9,051,864)	-
Issuance of promissory note		-	(1,732,500)
Deferred payment liability	4	(11,965,500)	-
Proceeds from disposal of intangible assets	9	1,113,799	-
Acquisition of property and equipment		(139,294)	-
Acquisition of intangibles		(64,940)
		(26,224,771)	(1,732,500)
Financing activities
Proceeds from the issuance of shares net of transaction costs		-	5,822,746
Proceeds from shares issued for subcription receipts proceeds, net	16	23,201,002	-
net of transaction cost
Proceeds from convertible debenture, net of transaction costs	14	9,345,004	-
Proceeds from long-term debt, net of tansaction costs	13	18,354,050	-
Proceeds from exercise of warrants	16	382,418	-
Proceeds from exercise of options	16	21,837	-
Lease payments	11	(87,159)	-
		51,217,152	5,822,746

Foreign exchange effect on cash		47,851	-
Net change in cash		9,056,668	4,155,054
Cash, beginning of year		4,155,054	-
Cash, end of year		$13,211,722	$4,155,054

The accompanying notes are an integral part of these consolidated financial statements

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

1.	Nature of operations and going concern

Nature of operations

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.) (the “Company” or “Enthusiast”, or when referenced prior to August 30, 2019, “J55”) was incorporated under the Business Corporation Act (Ontario) on June 27, 2018 and upon incorporation was classified as a Capital Pool corporation, as defined in the Policy 2.4 of the TSX Venture Exchange (the “TSXV”). The Company is a publicly traded company listed on the Toronto Stock Exchange (“TSX”) under the symbol “EGLX”, the Company commenced trading on the TSX on January 27, 2020, prior to then the Company was trading on the TSXV.  The registered head office of the Company is 90 Eglinton Avenue East, Suite 805, Toronto, ON, M4P 2Y3.

On August 30, 2019, J55 completed a Qualifying Transaction (as defined by the policies of the TSXV) with Aquilini GameCo Inc. (“GameCo”) in accordance with an amalgamation agreement dated May 30, 2019, pursuant to which J55 acquired all of the issued and outstanding securities of GameCo in exchange for identical securities of J55 on a one-for-one basis (the “Amalgamation”). The Amalgamation is considered a related party transaction due to J55 and GameCo having common directors.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree. Accordingly, these consolidated financial statements are a continuation of the financial statements of GameCo and references to the “Company” will mean the consolidated entity subsequent to the date of the Amalgamation and to GameCo prior to that date.

On August 27, 2019, GameCo completed an acquisition of Luminosity Gaming Inc. (“Luminosity Gaming”) and Luminosity Gaming (USA), LLC (“Luminosity USA”, which together with Luminosity Gaming, is herein referred to as “Luminosity”) (the “Acquisition”). The Acquisition was completed in accordance with a share purchase agreement dated February 14, 2019 (the “SPA”), between GameCo, Luminosity, and Stephen Maida (founder and sole shareholder of Luminosity), pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation.  The Acquisition is accounted for in accordance with IFRS 3, Business Combinations (“IFRS 3”), as the operations of Luminosity constitute a business.

On August 30, 2019, following the closing of the Amalgamation, the Company completed a Plan of Arrangement (“POA”) with Enthusiast Gaming Properties Inc. (formerly Enthusiast Gaming Holdings Inc.) (“Enthusiast Properties”) in accordance with an arrangement agreement between J55, GameCo, and Enthusiast Properties, dated May 30, 2019 (the “Arrangement Agreement”). Pursuant to the Arrangement Agreement the Company  acquired  all  of  the  outstanding  common  shares  of  Enthusiast Properties in  exchange  for  common  shares  of  the Company  on  the  basis  of  4.22  common shares  for  each  one  Enthusiast Properties common  share (the “Arrangement” or the “POA”). All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same.  The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business.

Upon the completion of the transactions described above, Enthusiast Gaming Holdings Inc. changed its name to Enthusiast Gaming Properties Inc., and J55 Capital Corp. changed its name to Enthusiast Gaming Holdings Inc.

On October 3, 2019, the Company, through its wholly-owned subsidiary, Enthusiast Properties, acquired Steel Media Limited (“Steel Media”) pursuant to a share purchase agreement dated September 17, 2019 (the “Steel SPA”). Pursuant to the terms of the Steel SPA, the Company has agreed to (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media. All common shares issued in connection with the transaction are subject to a 12 month hold period from the date of issuance and approval of the TSX Venture Exchange.  The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

1.	Nature of operations and going concern (continued)

Nature of operations (continued)

The Amalgamation, Acquisition, Arrangement and Steel SPA are collectively called the “Mergers and Acquisitions”.

The Company’s principal business activities are comprised of three main pillars: Media, Events and eSports. The Company’s digital media platform includes 100+ gaming related websites and 900 YouTube channels. The Company’s eSports division, Luminosity Gaming, is a leading global eSports franchise. The Company’s event business owns and operates Canada’s largest gaming expo, Enthusiast Gaming Live Expo, EGLX and hosts other gaming events throughout the world.

These consolidated financial statements for the year ended December 31, 2019, include the financial results of GameCo for the year ended December 31, 2019, and the financial results of Luminosity Gaming and its subsidiary from August 27, 2019 to December 31, 2019, J55 from August 30, 2019 to December 31, 2019,  Enthusiast Properties and its subsidiaries from August 30, 2019 to December 31, 2019 and Steel Media from October 3, 2019 to December 31, 2019. The comparative balances as at December 31, 2018 and the comparative financial results for the year ended December 31, 2018 are those of GameCo prior to the Mergers and Acquisitions.

Going Concern

These consolidated financial statements have been prepared on a going concern basis, which contemplates that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, they do not give effect to adjustments that would be necessary, should the Company be unable to continue as a going concern, and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements. Such adjustments could be material. It is not possible to predict whether the Company will be able to raise adequate financing or to ultimately attain profit levels of operations. These conditions indicate the existence of material uncertainties that may cause significant doubt about the Company’s ability to continue as a going concern. Changes in future conditions could require material write downs of the carrying values.

The Company has not yet realized profitable operations and has incurred significant losses to date resulting in a cumulative deficit of $78,930,532 as at December 31, 2019 (December 31, 2018 – $384,105). The recoverability of the carrying value of the assets and the Company’s continued existence is dependent upon the achievement of profitable operations. While management has been historically successful in raising the necessary capital, it cannot provide assurance that it will be able to execute on its business strategy or be successful in future financing activities. As at December 31, 2019, the Company had current assets of $21,535,996 (December 31, 2018 - $5,865,179) to cover current liabilities of $10,475,184 (December 31, 2018 - $421,538).

Approval of Financial Statements

These consolidated financial statements were authorized for issuance by the Board of Directors on March 30, 2020.

2.	Statement of compliance and basis of preparation

(i)	Statement of compliance

The Company prepares its consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) using the accounting policies described herein as issued by International Accounting Standards Board (“IASB”) and interpretations by the IFRS Interpretations Committee.

(ii)	Basis of presentation

The consolidated financial statements are prepared on a going concern basis, under the historical cost convention except for the revaluation of certain financial assets and liabilities to fair value. All financial information is presented in Canadian dollars, except as otherwise noted.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

2.	Statement of compliance and basis of preparation (continued)

(iii)	Basis of consolidation

The consolidated financial statements include the accounts of the Enthusiast Gaming Holdings Inc. and its wholly-owned subsidiaries.  The accounts of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. The table below lists the Company’s subsidiaries and the ownership interests in each:

Subsidiary	Jurisdiction	% ownership	Accounting method

Aquilini GameCo Inc.	Canada	100%	Consolidation
Luminosity Gaming Inc.	Canada	100%	Consolidation
Luminosity Gaming (USA) LLC	USA	100%	Consolidation
Enthusiast Gaming Properties Inc.	Canada	100%	Consolidation
Enthusiast Gaming Inc.	Canada	100%	Consolidation
Enthusiast Gaming Live Inc.	Canada	100%	Consolidation
Enthusiast Gaming Media Inc.	Canada	100%	Consolidation
Enthusiast Gaming Media (US) Inc.	USA	100%	Consolidation
Enthusiast Gaming Media Holdings Inc.	Canada	100%	Consolidation
Enthusiast Gaming Media II Holdings Inc.	Canada	100%	Consolidation
Enthusiast Gaming Media III Holdings Inc.	Canada	100%	Consolidation
Enthusiast Gaming (TSR) Inc.	Canada	100%	Consolidation
Enthusiast Gaming TSR Sweden AB	Sweden	100%	Consolidation
Hexagon Games Corp.	Canada	100%	Consolidation
Enthusiast Gaming (PG) Inc.	Canada	100%	Consolidation
Steel Media Limited	England and Wales	100%	Consolidation
GameCo eSports USA Inc.	USA	100%	Consolidation

Refer to Note 7 for the Company’s investment in associates.

Subsidiaries are entities controlled by the Company where control is defined as the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date control ceases. All intercompany balances, transactions, income and expenses have been eliminated on consolidation.

3.	Significant accounting policies

The accounting policies set out below have been applied consistently to all years presented in the consolidated financial statements.  For information relating to the accounting of the Acquisition, Amalgamation, Arrangement and Steel SPA, see note 4.

(i)	Foreign currency

The consolidated financial statements are presented in Canadian dollars. The functional currency of Enthusiast Gaming Holdings Inc., Aquilini GameCo Inc., Luminosity Gaming Inc., Enthusiast Gaming Properties Inc., Enthusiast Gaming Live Inc., Enthusiast Gaming Media Inc., Enthusiast Gaming Media Holdings Inc., Enthusiast Gaming Media II Holdings Inc., Hexagon Games Corp., Enthusiast Gaming (PG) Inc., and AIG eSports Canada Holdings Ltd. is Canadian dollars.  The functional currency of Enthusiast Gaming Inc., Enthusiast Gaming Media (US) Inc., Enthusiast Gaming (TSR) Inc., Enthusiast Gaming Media III Holdings Inc., Enthusiast Gaming TSR Sweden AB, Luminosity Gaming (USA) LLC, GameCo eSports USA Inc., and AIG eSports USA Intermediate Holdings, LLC (US). is United States dollars.  The functional currency of Steel Media Limited is the UK pound sterling.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(i)	Foreign currency (continued)

Assets and liabilities of subsidiaries having a functional currency other than the Canadian dollar are translated at the rate of exchange at the reporting period date. Revenues and expenses are translated at average rates for the period, unless exchange rates fluctuated significantly during the period, in which case the exchange rates at the dates of the transaction are used. The resulting foreign currency translation adjustments are recognized in the accumulated other comprehensive loss included in the consolidated statements of changes in shareholders’ equity. Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the date of the transactions. At the end of each reporting period, foreign currency denominated monetary assets and liabilities are translated to the functional currency using the prevailing rate of exchange at the reporting period date. Gains and losses on translation of monetary items are recognized in the consolidated statements of loss and comprehensive loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

(ii)	Revenue

Media Revenue

The Company generates revenues primarily by delivering performance and brand advertising. Performance advertising creates and delivers relevant advertisements that users will click, leading to direct engagement with advertisers. Brand advertising enhances users’ awareness of and affinity with advertisers’ products and services, through videos, text, images, and other advertisements that run across various devices.  Revenue from digital advertising is recognized when the user clicks on the advertisement or when the user views the advertisement for a specified period of time or based on cost-per-impression, which is based on the number of times an advertisement is displayed.

The Company evaluates whether it is acting as principal (i.e., report revenue on a gross basis) or agent (i.e., report revenue on a net basis). The Company reports revenue on gross basis as the Company controls the advertising inventory. Recording revenue on gross basis is evidenced by the Company’s ability to monetize the digital advertising inventory before it is transferred to the customers, and is further supported by the fact that the Company is primarily responsible to its customers and having a level of discretion in establishing pricing.

The Company generates recurring subscription revenue from subscriptions to The Sims Resource (“TSR”) website. Revenue is recognized ratably over the contractual subscription term as control of the goods or services is transferred to the customer, beginning on the date that the subscription is made available to the customer.

Events Revenue

The Company generates revenue through ticket sales and sponsorships during its exhibition events. The exhibition events are short in duration ranging from three to four days. The Company records revenue from ticket sales and sponsorships once the event is held and the performance obligation is met.

eSports revenue

The Company earns prize revenue from its winnings from various eSports tournaments and competitions that the Luminosity teams enter into. Revenue is recognized once the competition ends.

The Company earns league fees from the Luminosity teams being participants in certain various eSports leagues. These fees are recognized when the league ends.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(ii)	Revenue (continued)

The Company earns buyout revenue from fees charged to competing eSports teams for the buyout of contracted players that compete for the various Luminosity teams. The revenue is recognized when the transfer of the contracts is completed.

The Company earns revenue on physical and digital merchandise that it sells through its website and video games. Revenue is recognized when the products are shipped or digital products have been redeemed.

The Company earns revenue by providing a series of eSports management services, see Note 20. Revenue is recognized as the services are provided.

(iii)	Deferred Revenue

Deferred revenue represents the portion of goods or services to be transferred to the customer for the contractual subscription term remaining as at December 31, 2019 and amounts received in advance of live events to be held.

(iv)	Investment in Associate

An associate is an entity over which the Company has significant influence and is neither a subsidiary nor a joint arrangement. The Company has significant influence when it has the power to participate in the financial and operating policy decisions of the associate but does not have control or joint control over those policies. The Company accounts for its investment in associate using the equity method.

Under the equity method, the Company’s investment in associate is initially recognized at cost, including transaction costs, and subsequently increased or decreased to recognize the Company’s share of net earnings or losses of the associate after any adjustments necessary to give effect to uniform accounting policies and for impairment losses after the initial recognition date. The Company’s share of earnings or losses of the associate are recognized in net loss during the year. Unrealized gains and losses on transactions between the Company and its associate are eliminated to the extent of the Company’s interest in the associate.

The Company assesses if there are any indicators of impairment of the carrying amount of the investment on an annual basis during the fourth quarter. An impairment test is performed when there is objective evidence of impairment, such as significant adverse changes in the external environment in which the associate operates or a significant or prolonged decline in the fair value of the investment below its carrying amount. An impairment loss is recorded when the recoverable amount becomes lower than the carrying amount.

(v)	Share-based payments

The Company has a stock option plan for directors, officers, employees and consultants. Each tranche in an award is considered a separate award with its own vesting period and grant date fair value. For employees and those performing employee like services the fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. For non-employees, the fair value of each tranche is measured based on the fair value of the goods or services received, unless that fair value cannot be estimated reliably, in which case, the Company measures their value based on the fair value of the equity instruments granted. Compensation expense is recognized over the tranche’s vesting period based on the number of awards expected to vest with the offset credited to contributed surplus. The number of awards expected to vest is reviewed quarterly with any impact being recognized immediately.

If and when stock options are exercised, consideration received is credited to share capital and the fair value attributed to these options is transferred from contributed surplus to share capital.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(vi)	Income taxes and deferred taxes

The income tax provision comprises current and deferred tax. Income tax is recognized in the consolidated statements of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case the income tax is also recognized directly in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted, or substantively enacted, at the end of the reporting period, and any adjustment to tax payable in respect of previous years.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. Deferred tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the end of the reporting period and are expected to apply when the asset is realized or liability is settled. Deferred tax assets are recognized for deductible temporary differences, unused tax losses and other income tax deductions to the extent that it is probable the Company will have taxable income against which those deductible temporary differences, unused tax losses and other income tax deductions can be utilized. The extent to which deductible temporary differences, unused tax losses and other income tax deductions are expected to be realized is reassessed at the end of each reporting period.

In a business combination, temporary differences arise as a result of differences in the fair values of identifiable assets and liabilities acquired and their respective tax bases. Deferred tax assets and liabilities are recognized for the tax effects of these differences. Deferred tax assets and liabilities are not recognized for temporary differences arising from goodwill or from the initial recognition of assets and liabilities acquired in a transaction other than a business combination which do not affect either accounting or taxable income or loss.

(vii)	Property and equipment

Property and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost can be measured reliably. The carrying amount of a replaced asset is derecognized when replaced. Repairs and maintenance costs are charged to the consolidated statements of loss and comprehensive loss during the period in which they are incurred.

Depreciation is calculated at 20% of the declining balance for furniture and fixtures, 30% of the declining balance for computer equipment and over the term of the lease for leasehold improvements. Residual values, method of depreciation and useful lives of the assets are reviewed annually and adjusted, if required.

Gains and losses on disposals of property and equipment are determined by comparing the proceeds with the carrying amount of the asset and are included as part of other gains and losses in the consolidated statements of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(viii)	Intangible assets

Intangible assets with finite lives that are acquired separately are measured on initial recognition at cost, which comprises its purchase price plus any directly attributable costs of preparing the asset for its intended use. Following initial recognition, such intangible assets are carried at cost less any accumulated amortization on a straight-line basis over the following periods:

Website	2 years
Sponsorship relations	2 years
Application and technology development	2 years
Subscriber relationships	10 years
Player contracts	Over the term of the contract including renewal options
Domain name	Indefinite life
Brand name	Indefinite life

Amortization expense is included in the consolidated statements of loss and comprehensive loss.

The estimated useful life and amortization method are reviewed annually, with the effect of any change in estimate being accounted for on a prospective basis. These assets are subject to impairment testing as described below in Note 3(x).

(ix)	Goodwill

Goodwill represents the excess of the acquisition cost in a business combination over the fair value of the Company’s share of the identifiable net assets acquired. Goodwill is carried at cost less accumulated impairment losses.

(x)	Impairment testing of goodwill, other intangible assets and property and equipment

For purposes of assessing impairment under IFRS, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating unit). The Company has four cash-generating units (CGUs) and goodwill is tested for impairment at least annually. Intangible assets that have indefinite useful lives are also tested for impairment at least annually.  All other long-lived assets and finite life intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

An impairment loss is recognized for the amount by which the asset’s or CGU’s carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell or value-in-use. To determine the value-in-use, management estimates expected future cash flows from the CGU and determines a suitable pre-tax discount rate in order to calculate the present value of those cash flows. The data used for impairment testing procedures are directly linked to the Company’s latest approved budget, adjusted as necessary to exclude the effects of future reorganizations and asset enhancements.

Discount factors have been determined for the CGU and reflect its risk profile as assessed by management.

Impairment losses for the CGU reduce first the carrying amount of any goodwill allocated to that CGU, with any remaining impairment loss charged pro rata to the other assets in the CGU. In allocating an impairment loss, the Company does not reduce the carrying amount of an asset below the highest of its fair value less costs of disposal or its value in use and zero.

With the exception of goodwill, all assets are subsequently reassessed for indications that an impairment loss previously recognized may no longer exist. An impairment charge is reversed if the assets’ recoverable amount exceeds its carrying amount only to the extent of the new carrying amount does not exceed the carrying value of the asset had it not originally been impaired.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments

Financial assets

Recognition and initial measurement

The Company recognizes financial assets when it becomes party to the contractual provisions of the instrument. Financial assets are measured initially at their fair value plus, in the case of financial assets not subsequently measured at fair value through profit or loss, transaction costs that are directly attributable to their acquisition. Transaction costs attributable to the acquisition of financial assets subsequently measured at fair value through profit or loss are expensed in profit or loss when incurred.

Classification and subsequent measurement

On initial recognition, financial assets are classified as subsequently measured at amortized cost, fair value through other comprehensive income (“FVOCI”) or fair value through profit or loss (“FVTPL”). The Company determines the classification of its financial assets, together with any embedded derivatives, based on the business model for managing the financial assets and their contractual cash flow characteristics.

Financial assets are classified as follows:

●

Amortized cost - Assets that are held for collection of contractual cash flows where those cash flows are solely payments of principal and interest are measured at amortized cost. Interest revenue is calculated using the effective interest method and gains or losses arising from impairment, foreign exchange and derecognition are recognized in profit or loss. Financial assets measured at amortized cost are comprised of cash, trade and other receivables, loans receivable and promissory note receivable.

●

Fair value through other comprehensive income - Assets that are held for collection of contractual cash flows and for selling the financial assets, and for which the contractual cash flows are solely payments of principal and interest, are measured at fair value through other comprehensive income. Interest income calculated using the effective interest method and gains or losses arising from impairment and foreign exchange are recognized in profit or loss. All other changes in the carrying amount of the financial assets are recognized in other comprehensive income. Upon derecognition, the cumulative gain or loss previously recognized in other comprehensive income is reclassified to profit or loss. The Company does not hold any financial assets measured at fair value through other comprehensive income.

●

Mandatorily at fair value through profit or loss - Assets that do not meet the criteria to be measured at amortized cost, or fair value through other comprehensive income, are measured at fair value through profit or loss. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets The Company does not hold any financial assets mandatorily measured at fair value through profit or loss.

●

Designated at fair value through profit or loss – On initial recognition, the Company may irrevocably designate a financial asset to be measured at fair value through profit or loss in order to eliminate or significantly reduce an accounting mismatch that would otherwise arise from measuring assets or liabilities, or recognizing the gains and losses on them, on different bases. All interest income and changes in the financial assets’ carrying amount are recognized in profit or loss. Financial assets designated at fair value through profit or loss are comprised of investments.

The Company measures all equity investments at fair value. Changes in fair value are recorded in profit or loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments (continued)

Business model assessment

The Company assesses the objective of its business model for holding a financial asset at a level of aggregation which best reflects the way the business is managed and information is provided to management. Information considered in this assessment includes stated policies and objectives.

Contractual cash flow assessment

The cash flows of financial assets are assessed as to whether they are solely payments of principal and interest on the basis of their contractual terms. For this purpose, ‘principal’ is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money, the credit risk associated with the principal amount outstanding, and other basic lending risks and costs. In performing this assessment, the Company considers factors that would alter the timing and amount of cash flows such as prepayment and extension features, terms that might limit the Company’s claim to cash flows, and any features that modify consideration for the time value of money.

Impairment

The Company recognizes a loss allowance for the expected credit losses associated with its financial assets, other than financial assets measured at fair value through profit or loss. Expected credit losses are measured to reflect a probability-weighted amount, the time value of money, and reasonable and supportable information regarding past events, current conditions and forecasts of future economic conditions. The Company applies the simplified approach for trade receivables. Using the simplified  approach, the Company records a loss allowance equal to the expected credit losses resulting from all possible default events over the assets’ contractual lifetime.

The Company assesses whether a financial asset is credit-impaired at the reporting date. Regular indicators that a financial instrument is credit-impaired include significant financial difficulties as evidenced through borrowing patterns or observed balances in other accounts and breaches of borrowing contracts such as default events or breaches of borrowing covenants. For financial assets assessed as credit-impaired at the reporting date, the Company continues to recognize a loss allowance equal to lifetime expected credit losses.

For financial assets measured at amortized cost, loss allowances for expected credit losses are presented in the consolidated statements of financial position as a deduction from the gross carrying amount of the financial asset.

Financial assets are written off when the Company has no reasonable expectations of recovering all or any portion thereof.

Derecognition of financial assets

The Company derecognizes a financial asset when its contractual rights to the cash flows from the financial asset expire.

Financial liabilities

Recognition and initial measurement

The Company recognizes a financial liability when it becomes party to the contractual provisions of the instrument. At initial recognition, the Company measures financial liabilities at their fair value plus transaction costs that are directly attributable to their issuance, with the exception of financial liabilities subsequently measured at fair value through profit or loss for which transaction costs are immediately recorded in profit or loss.

Where an instrument contains both a liability and equity component, these components are recognized separately based on the substance of the instrument, with the liability component measured initially at fair value and the equity component assigned the residual amount.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xi)	Financial instruments (continued)

Classification and subsequent measurement

Subsequent to initial recognition, all financial liabilities are measured at amortized cost using the effective interest rate method. Interest, gains and losses relating to a financial liability are recognized in profit or loss.

Derecognition of financial liabilities

The Company derecognizes a financial liability only when its contractual obligations are discharged, cancelled or expire.

(xii)	Provisions

Provisions represent liabilities of the Company for which the amount or timing is uncertain. Provisions are recognized when the Company has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are not recognized for future operating losses. Where material, provisions are measured at the present value of the expected expenditures to settle the obligation using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense.

(xiii)	Cash

Cash comprises of cash held with financial institutions and cash held in trust.

(xiv)	Warrants

All warrants issued under a unit financing arrangement are valued on the date of grant using the Black-Scholes pricing model, net of related issuance costs.

If and when warrants are exercised, consideration received is credited to share capital and the fair value attributed to these options is transferred from warrant reserve to share capital.  Expired warrants are removed from warrant reserve and credited directly to retained earnings.

(xv)	Loss per share

Basic loss per share is computed by dividing the net loss available to common shareholders by the weighted average number of shares outstanding during the reporting period. Diluted loss per share is computed similarly to basic loss per share except that the weighted average number of shares outstanding is increased to include additional shares for the assumed exercise of stock options and warrants, if dilutive. The average number of shares is calculated by assuming that outstanding conversions were exercised and that the proceeds from such exercises were used to acquire common shares at the average market price during the reporting period. For the years ended December 31, 2019 and 2018, potentially dilutive common shares issuable upon the exercise of conversion option related to convertible debentures, warrants and options were not included in the computation of loss per share because their effect was anti-dilutive.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xvi)	Business combinations

On the acquisition of a business, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets and liabilities on the basis of fair value of the date of acquisition. Provisional fair values allocated at a reporting date are finalized as soon as the relevant information is available, within a period not to exceed twelve months from the acquisition date with retroactive restatement of the impact of adjustment to those provisional fair values effective as at the acquisition date. Incremental costs related to acquisitions are expensed as incurred. When the consideration transferred by the Company in a business combination includes assets or liabilities resulting from a contingent consideration arrangement, the contingent consideration is measured at its acquisition-date fair value and included as part of the consideration transferred in a business combination. Changes in the fair value of the contingent consideration that qualify as measurement period adjustments are adjusted retrospectively, with corresponding adjustments against goodwill. Measurement period adjustments are adjustments that arise from additional information obtained during the measurement period (which cannot exceed one year from the acquisition date) about facts and circumstances that existed at the acquisition date. The subsequent accounting for changes in the fair value of the contingent consideration that do not qualify as measurement period adjustments depends on how the contingent consideration is classified. Contingent consideration that is classified as equity is not re-measured at subsequent reporting dates and its subsequent settlement is accounted for within equity. Contingent consideration that is classified as an asset or a liability is re-measured at subsequent reporting dates in accordance with IFRS 9, or IAS 37 Provisions, Contingent Liabilities and Contingent Assets, as appropriate, with the corresponding gain or loss being recognized in profit or loss.

(xvii)	Significant accounting judgments, estimates and uncertainties

The preparation of financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and notes to the consolidated financial statements. These estimates are based on management’s best knowledge of current events and actions the Company may undertake in the future. Actual results could differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to the accounting estimates are recognized in the period in which the estimates are revised. Significant areas requiring the Company to make estimates include goodwill impairment testing and recoverability of assets, business combinations, income taxes, estimated useful life of long-lived assets, the fair value of share-based payments, right-of-use asset and lease contract liability and provision for expected credit losses. These estimates and judgments are further discussed below:

(a)	Goodwill impairment testing and recoverability of assets

The Company only has four CGUs and reviews the value in use versus the carrying value both in total and for each of the individual assets.  The recoverable amount of the CGU was estimated based on an assessment of value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

(b)	Business combinations

In a business combination, all identifiable assets, liabilities and contingent liabilities acquired are recorded at their fair values. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities. For any intangible asset identified, depending on the type of intangible asset and the complexity of determining its fair value, an independent valuation expert or management may develop the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xvii)	Significant accounting judgments, estimates and uncertainties (continued)

(b)	Business Combinations (continued)

Certain fair values may be estimated at the acquisition date pending confirmation or completion of the valuation process. Where provisional values are used in accounting for a business combination, they may be adjusted retrospectively in subsequent periods. However, the measurement period will last for one year from the acquisition date.

(c)	Income taxes

At the end of each reporting period, the Company assesses whether the realization of deferred tax benefits is sufficiently probable to recognize deferred tax assets. This assessment requires the exercise of judgment on the part of management with respect to, among other things, benefits that could be realized from available income tax strategies and future taxable income, as well as other positive and negative factors. The recorded amount of total deferred tax assets could be reduced if estimates of projected future taxable income and benefits from available income tax strategies are lowered, or if changes in current income tax regulations are enacted that impose restrictions on the timing or extent of the Company’s ability to utilize deferred tax benefits.

The Company’s effective income tax rate can vary significantly quarter-to-quarter for various reasons, including the mix and volume of business in lower income tax jurisdictions and in jurisdictions for which no deferred income tax assets have been recognized because management believed it was not probable that future taxable profit would be available against which income tax losses and deductible temporary differences could be utilized. The Company’s effective income tax rate can also vary due to the impact of foreign exchange fluctuations.

(d)	Estimated useful lives of long-lived assets

Management reviews the useful lives of depreciable assets at each reporting date. Management assesses that the useful lives represent the expected utilization in terms of duration of the assets to the Company. Actual utilization, however, may vary due to technical obsolescence, particularly relating to website content and application and technology development.

(e)	Share-based payments

The fair value of all share-based payments granted are determined using the Black-Scholes option pricing model which incorporates assumptions regarding risk-free interest rates, dividend yield, expected volatility, estimated forfeitures, and the expected life of options. The Company has a significant number of options outstanding and expects to continue to make option grants.

(f)	Right-of-use assets and lease contract liability

The Company has applied judgement to determine the incremental borrowing rate and the lease term for some lease contracts in which it is a lessee that include renewal options, which significantly affects the amount of lease contract liability and right-of-use assets recognized.

(g)	Provision for expected credit losses (‘ECLs”)

The Company performs impairment testing annually for trade receivables in accordance with IFRS 9. The ECL model requires considerable judgment, including consideration of how changes in economic factors affect ECLs, which are determined on a probability-weighted basis. IFRS 9 outlines a three-stage approach to recognizing ECLs which is intended to reflect the increase in credit risks of a financial instrument based on 1) 12-month expected credit losses or 2) lifetime expected credit losses. The Company measures provision for ECLs at an amount equal to lifetime ECLs.

The Company applies the simplified approach to determine ECLs on trade receivables by using a provision matrix based on historical credit loss experiences. The historical results are used to calculate the run rates of default which are then applied over the expected life of the trade receivables, adjusted for forward looking estimates.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

3.	Significant accounting policies (continued)

(xviii)	Accounting standards implemented as at January 1, 2019

The Company has adopted IFRS 16, Leases (“IFRS 16”), with an initial adoption date of January 1, 2019 which replaced IAS 17, Leases. IFRS 16 provides a comprehensive model for the identification of lease arrangements and their treatment in the financial statements of both lessees and lessors. IFRS 16 specifies how leases will be recognized, measured, presented and disclosed and it provides a single lessee model, requiring lessees to recognize right-of-use assets and lease liabilities for all major leases.

The Company did not have any leases on the date of adoption, leases were entered into subsequent to the adoption date and obtained through the Mergers and Acquisitions (Note 4).  As a result, there was no impact on the adoption of IFRS 16.  The new accounting policy is detailed below.

The Company assesses, at the inception of contract, whether it contains a lease. A contract is classified as a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

The Company recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any indirect costs incurred.

The right-to-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-to-use asset or the end of the lease term. The estimated useful lives of right-to-use assets are determined using the same criteria as those for property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses and adjusted for certain remeasurements of the lease liability, if any.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be determined, the Company’s incremental borrowing rate. The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made.  It is remeasured when there is a change in future lease payment arising from a change in an index or rate, or changes in assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

Short-term leases and leases of low-value assets

The Company has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a term of 12 months or less and leases of low-value assets.  The Company recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

4.	Mergers and acquisitions

(i)	Acquisition Transaction

As described in Note 1, on August 27, 2019, GameCo completed the Acquisition of Luminosity. Luminosity is a professional eSports gaming company that operates various professional gaming teams competing under the Luminosity team name. Following the Acquisition, the shareholders of GameCo control Luminosity and for accounting purposes GameCo is deemed the acquirer. The Acquisition is accounted for in accordance with IFRS 3 as the operations of Luminosity constitute a business. As a result the business combination is accounted for using the acquisition method of accounting and Luminosity’s identifiable net assets acquired are accounted for a fair value. The share capital and the retained earnings of Luminosity is eliminated on the acquisition date.

The Acquisition was completed in accordance with the SPA, pursuant to which GameCo agreed to acquire Luminosity in exchange for: (i) $1,500,000 in cash, payable on the closing date; (ii) 7,500,000 common shares in the capital of the GameCo, issuable on the closing date and subject to certain escrow conditions; and (iii) a promissory note, issuable on the closing date, with a principal value of $2,000,000, maturing on the completion of the of the Amalgamation. The Company settled the promissory note during the year at face value with no interest accrued.

The Acquisition has been accounted for at the fair value of the consideration provided to the Luminosity shareholder, consisting of cash, common shares, the promissory note, and the deemed settlement of the amounts due from Luminosity to GameCo. In accordance with the SPA, the number of common shares issuable as part of the consideration shall be reduced by the quotient obtained by dividing a) the working capital of Luminosity less $400,000 by b) $2.40.  The estimated value of the consideration to be reduced is represented by the estimated value of shares to be returned to treasury as noted below.

The fair value of the identifiable net assets acquired and consideration is as follows:

Fair Values
Fair value of identifiable net assets
Cash	$521
Trade and other receivables	123,241
Intangible assets	10,744,000
Goodwill	6,003,150
Accounts payable and accrued liabilities	(604,736)
Deferred tax liability	(2,634,496)
$13,631,680

Purchase Price
Consideration:
Cash	$1,500,000
Promissory note	2,000,000
Fair value of 7,500,000 common shares issued at $3.60 per share (a)	27,000,000
Settlement of advances to Luminosity	1,691,528
Estimated value shares to be returned to treasury	(3,858,756)
28,332,772
Day 2 goodwill impairment	(14,701,092)
$13,631,680

a.	The fair value per share was measured to be $3.60 based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14).

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

4.	Mergers and acquisitions

(i)	Acquisition Transaction (Continued)

The net assets recognized in the consolidated financial statements for the Acquisition was based on an assessment of their fair value at the acquisition date.  The net assets on acquisition totaled $13,631,680, therefore, the day 2 goodwill impairment was $14,701,092.  There have been no significant challenges relating to the Luminosity integration, nor indications of material negative changes in the business of Luminosity since the closing of the Acquisition. However, the discounted present value of supportable future cash flows did not support the goodwill amounts generated. The consideration for the Acquisition was substantially comprised of common shares, which were measured to be $3.60 per share based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14). The goodwill balance includes $2,634,496 of deferred tax liabilities recognized as a result of the acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable.  Goodwill is not expected to be deductible for tax purposes.

(ii)	Reverse Takeover Transaction

As described in Note 1, on August 30, 2019, J55 completed the Amalgamation with GameCo. Immediately prior to the Amalgamation, J55 consolidated its outstanding share capital on a 1:1.25 basis. The share capital consolidation has been applied retrospectively for all periods presented. Upon closing of the Amalgamation, all outstanding common shares, warrants and options of GameCo were exchanged for common shares, warrants and options of the Company on a 1:1 basis.

Although the Amalgamation resulted in GameCo becoming a wholly-owned subsidiary of J55, the transaction constitutes a reverse acquisition of J55 by GameCo in-as-much as the former shareholders of GameCo received 95.3%, on a non-diluted basis, of the issued and outstanding common shares of the resulting corporation. For accounting purposes, GameCo is considered the acquirer and J55 the acquiree.

The Amalgamation was accounted for in accordance with IFRS 2, Share-based Payments. The Amalgamation is considered to be a reverse takeover of J55 by GameCo. A reverse takeover transaction involving a non-public operating entity and a non-operating public company is in substance a share-based payment transaction, rather than a business combination. The transaction is equivalent to the issuance of equity instruments (shares, stock options, and warrants) by GameCo for the net assets and eventual public listing status of the non-operating company, J55. The share capital, reserves and deficit of J55 is eliminated on the reverser takeover transaction date with the difference between the fair value of identifiable net assets acquired and consideration being recorded as listing expense in the consolidated statement of loss and comprehensive loss.  There were acquiree stock options and warrants that were exchanged for stock options and warrants held by the Company, and the market-based measure of the replacement options was allocated between the consideration and post-combination service.

The fair value of the identifiable net assets acquired and consideration is as follows:

Fair Values
Fair value of identifiable net assets
Cash	$867,101
Accounts payable and accrued liabilities	(177,269)
$689,832

Purchase Price
Consideration:
Fair value of 1,900,000 common shares issued at $3.60 per share (a)	$6,840,000
Fair value of 190,000 option issued, recorded in contributed surplus (b)	587,563
Fair value of 40,000 warrants issued, recorded in warrant reserve (c)	91,640
$7,519,203

Listing expense	$6,829,371

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

4.	Mergers and acquisitions (continued)

(ii)	Reverse Takeover Transaction (continued)

a.	The fair value per share was measured to be $3.60 based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14).

b.

The fair value of 190,000 replacement options issued to J55 option holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.60; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 138%; Risk-free interest rate 1.17%; and Expected life of 9.29 years.  The fair value of 190,000 original options issued to J55 option holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.15; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 138%; Risk-free interest rate 1.17%; and Expected life of 9.29 years. Of the total fair value attributable to the replacement options of $672,396, $587,563 is attributable to the consideration and $84,833 is attributable to post combination service will be recognized over the remaining vesting period.

c.

The fair value of 40,000 replacement warrants issued to J55 warrant holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.60; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 95%; Risk-free interest rate 1.41%; and Expected life of 1.29 years.  The fair value of 40,000 original warrants issued to J55 warrant holders was determined using the Black-Scholes option pricing model with the following inputs and assumptions: Stock price - $3.15; Exercise price - $1.00; Dividend Yield - Nil; Expected volatility – 95%; Risk-free interest rate 1.41%; and Expected life of 1.29 years.  Of the total fair value attributable to the replacement options of $108,800, $91,640 is attributable to the consideration and $17,160 is attributable to post combination service which is recognized in share-based payment expense in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2019.

(iii)	Plan of Arrangement

As described in Note 1, on August 30, 2019, following the closing of the Amalgamation, the Company completed the Arrangement with Enthusiast Properties. Enthusiast Properties principal business activity is owning and operating an online network of websites devoted to video gaming as well as hosting Canada’s largest video-gaming expo, EGLX. Between its online digital media properties, its network of partner websites, and video-gaming expo, Enthusiast engages video gaming enthusiasts online worldwide. Pursuant to the Arrangement Agreement the Company acquired all of the outstanding common shares of Enthusiast Properties in exchange for common shares of the Company on the basis of 4.22 common shares for each one Enthusiast Properties’ common share outstanding. All options and warrants of Enthusiast Properties were exchanged on the same basis, with all other terms of the options or warrants remaining the same.

Following the Acquisition, the shareholders of the Company control Enthusiast Properties and for accounting purposes the Company is deemed the acquirer. The Arrangement is accounted for in accordance with IFRS 3, as the operations of Enthusiast Properties constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Enthusiast Properties’ identifiable net assets acquired are accounted for a fair value. The share capital, warrant reserve, conversion option on convertible debentures, contributed surplus, accumulated other comprehensive loss and deficit of Enthusiast Properties is eliminated on the acquisition date.

The Arrangement has been accounted for at the fair value of the consideration provided to the Enthusiast Properties shareholders, consisting of common shares, stock options, warrants, the deemed settlement of the amounts due from Enthusiast Properties to the Company. As the Enthusiast Properties stock options and warrants to purchase common shares granted prior to the Arrangement remain exercisable after the completion of the Arrangement, the fair value of the stock options and warrants of the Arrangement are included as part of the consideration transferred.  There were acquiree stock options and warrants that were exchanged for stock options and warrants held by the Company, and the market-based measure of the replacement options was allocated between the consideration and post-combination service.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

4.	Mergers and acquisitions (continued)

(iii)	Plan of Arrangement (continued)

The fair value of the identifiable net assets acquired and consideration is as follows:

Fair Values
Fair value of identifiable net assets
Cash	$1,210,533
Investments	806,131
Trade and other receivables	2,362,507
Loans receivable	203,559
Prepaid expenses	330,250
Property and equipment	161,678
Right-of-use asset - lease contract	397,702
Long-term investments	2,598,108
Intangible assets	50,190,000
Goodwill	75,365,639
Accounts payable and accrued liabilities	(6,194,487)
Deferred payment liability	(11,965,500)
Lease contract liability	(399,617)
Convertible debentures	(6,761,663)
Deferred tax liability	(10,411,850)
$97,892,990

Purchase Price
Consideration:
Fair value of 27,607,076 common shares issued at $3.60 per share (a)	$99,385,524
Fair value of 2,358,289 option issued, recorded in contributed surplus (b)	5,901,048
Fair value of 7,480,053 warrants issued, recorded in warrant reserve (c)	13,052,190
Settlement of advances to Enthusiast Properties	11,023,554
$129,362,316
Day 2 goodwill impairment	(31,469,326)
$97,892,990

a.	The fair value per share was measured to be $3.60 based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14).

b.

The fair value of 2,358,289 replacement options issued to Enthusiast Properties option holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.60; Exercise price - $0.79; Dividend Yield - Nil; Expected volatility – 106%; Risk-free interest rate 1.30%; and Expected life of 2.94 years.  The fair value of 2,358,289 original options issued to Enthusiast Properties option holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.13; Exercise price - $0.79; Dividend Yield - Nil; Expected volatility – 106%; Risk-free interest rate 1.30%; and Expected life of 2.94 years.  Of the total fair value attributable to the replacement options of $7,694,468, $5,901,048 is attributable to the consideration and $1,793,420 is attributable to post combination service will be recognized over the remaining vesting period.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

4.	Mergers and acquisitions (continued)

(iii)	Plan of Arrangement (continued)

c.

The fair value of 7,480,053 replacement warrants issued to Enthusiast Properties warrant holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.60; Exercise price - $2.04; Dividend Yield - Nil; Expected volatility – 94%; Risk-free interest rate 1.14%; and Expected life of 0.93 years.  The fair value of 7,480,053 original warrants issued to Enthusiast Properties warrant holders was determined using the Black-Scholes option pricing model with the following weighted average inputs and assumptions: Stock price - $3.13; Exercise price - $2.04; Dividend Yield - Nil; Expected volatility – 94%; Risk-free interest rate 1.14%; and Expected life of 0.93 years.  Of the total fair value attributable to the replacement options of $16,062,360, $13,052,190 is attributable to the consideration and $3,010,170 is attributable to post combination service which is recognized in share-based payment expense in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2019.

Goodwill and intangibles include the fair value assigned to Enthusiast Properties’ April 2019 acquisition of 100% of the assets of TSR from Generatorhallen AB and IBIBI HB (the “Vendors”).  The deferred payment liability of $11,965,500 related to this acquisition which was paid by Enthusiast Properties subsequent to August 30, 2019.  TSR is identified as a separate CGU within Enthusiast Properties (note 10).

The net assets recognized in the consolidated financial statements for the Arrangement was based on an assessment of their fair value at the acquisition date.  The net assets on acquisition totaled $92,892,990, therefore, the day 2 goodwill impairment was $31,469,326.  The Company recorded impairment on goodwill immediately after the acquisition for the Enthusiast Properties’ CGU.  There have been no significant challenges relating to the Enthusiast Properties’ integration, nor indications of material negative changes in the business of Enthusiast Properties’ since the closing of the Arrangement. However, the discounted present value of supportable future cash flows did not support the goodwill amounts generated. The consideration for the Arrangement was substantially comprised of common shares, which were measured to be $3.60 per share based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14).  The goodwill balance includes $10,411,850 of deferred tax liabilities recognized as a result of the acquisition.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill is not expected to be deductible for tax purposes for Enthusiast properties.  Goodwill is expected to be deductible for tax purposes for TSR.

(iv)	Steel SPA

As described in Note 1, on October 3, 2019, the Company completed the acquisition of Steel Media. Steel Media is a leading mobile gaming and live events company.  Pursuant to the Steel SPA the Company acquired all of the outstanding common shares of Steel Media in exchange for (i) a cash payment of approximately USD $2,969,000, of which USD $1,968,536 was paid on closing (USD $1,000,000 plus cash on hand) with the balance to be paid on the first anniversary of the date of closing and (ii) issuance of approximately USD $488,000 worth of common shares, which resulted in 304,147 shares being issued at a deemed price of $2.14 per share on closing. In addition, the Company has agreed to an earn-out payment of up to USD $500,000 based on the performance of Steel Media.

Following the Acquisition, the shareholders of the Company control Steel Media and for accounting purposes the Company is deemed the acquirer. The Steel SPA is accounted for in accordance with IFRS 3, as the operations of Steel Media constitute a business. As a result, the business combination is accounted for using the acquisition method of accounting and Steel Media’s identifiable net assets acquired are accounted for a fair value. The share capital and retained earnings of Steel Media is eliminated on the acquisition date.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

4.	Mergers and acquisitions (continued)

(iv)	Steel SPA (continued)

The Arrangement has been accounted for at the fair value of the consideration provided to the Steel Media, consisting of cash, common shares and deferred payment liability. The Company’s liability for the additional compensation to the former shareholders of Steel Media is carried at fair value. Management uses current and historical operational results, estimates and probabilities of future earnings and discounted cash flows to estimate the earn-out payment.

The fair value of the identifiable net assets acquired and consideration is as follows:

Fair Values
Fair value of identifiable net assets
Cash	$1,585,063
Trade and other receivables	616,828
Prepaid expenses	173,731
Property and equipment	20,928
Right-of-use asset - lease contract	14,083
Intangible assets	2,507,373
Goodwill	1,890,627
Accounts payable and accrued liabilities	(746,626)
Deferred revenue	(266,780)
Income tax payable	(88,398)
Lease contract liability	(14,083)
Deferred tax liability	(431,788)
$5,260,958

Purchase Price
Consideration:
Cash	$2,616,972
Fair value of 304,147 common shares issued at $2.14 per share (a)	650,875
Deferred payment liability (b)	1,993,111
$5,260,958

a.	The fair value per share was measured to be $2.14 based on the closing price of the Company’s shares on the TSX on the share issuance date.

b.	The fair value of the deferred payment liability is the present value of the estimated amounts payable to the former shareholders of Steel Media.

Trade receivables have been reflected at fair value which represent gross contractual amounts receivable. Goodwill is not expected to be deductible for tax purposes.

The Company incurred transaction cost of $3,154,313 on these Mergers and Acquisitions which is included in net loss and comprehensive loss.

Since the date of acquisition of Luminosity, revenue of $1,238,235 and a net loss of $731,282 have been included in the consolidated statement of loss and comprehensive loss. Since the date of acquisition of Enthusiast Properties, revenue of $9,124,342 and a net loss of $4,113,452 have been included in the consolidated statement of loss and comprehensive loss. Since the date of acquisition of Steel Media, revenue of $371,209 and a net loss of $298,601 have been included in the consolidated statement of loss and comprehensive loss. If the Luminosity, Enthusiast Properties and Steel Media acquisitions had occurred on January 1, 2019 pro-forma revenue and net loss would have been $22,927,765 and $17,153,376 respectively for the year ended December 31, 2019.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

5.	Trade and other receivables

Trade and other receivables consist of the following:

	December 31 ,2019	December 31, 2018

Trade receivables	$5,516,016	$-
HST receivables	853,981	-
Other receivables (Note 20)	689,010	5,000
Expected credit loss provision (Note 22)	(357,920)	-
	$6,701,087	$5,000

6.	Investments

(i)

In April 2019, Enthusiast Properties, through a wholly-owned subsidiary, signed a definitive agreement to purchase 20% of the issued and outstanding shares (“Purchased Shares”) in Waveform Entertainment Inc. (“Waveform”) for an aggregate consideration of $1,680,000 (the “Subscription Price”). Waveform is a leading eSports broadcast and production company specializing in the organization of premium eSports tournaments world-wide. Enthusiast Properties has also secured an irrevocable option, at its sole discretion, to acquire a 100% interest in Waveform (the “Buy-Out Option”).

The Purchased Shares will be purchased pursuant to the terms of a share subscription agreement, among Waveform and a wholly owned subsidiary of Enthusiast Properties created for the purpose of the transaction. Pursuant to the share subscription agreement, Enthusiast Properties agreed to purchase the Purchased Shares in three tranches: (i) on April 4, 2019, Enthusiast Properties purchased 8.1% of the Purchased Shares for a portion of the Subscription Price, being $680,000; (ii) on or before (as decided by Enthusiast Properties) October 4, 2019, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000; and (iii) on or before (as decided by Enthusiast Properties) June 3, 2020, 5.95% of the Purchased Shares for a portion of the Subscription Price, being $500,000.

Waveform and Enthusiast Properties also entered into a Shareholders’ Agreement for Waveform. The aggregate purchase price for all Waveform’s shares, if the Buy-Out Option is exercised by Enthusiast Properties shall be equal to the greater of: (i) four (4) times Waveform’s gross revenue (as defined in the Shareholders’ Agreement), multiplied by eighty percent (80%); or (ii) $7,680,000 (the “Option Purchase Price”). The Option Purchase Price will be subject to agreed adjustments. The purchase of the Purchased Shares on the two remaining tranches, as well as the exercise of the Buy-Out Option (if exercised by Enthusiast Properties) are subject to obtainment of all applicable regulatory approvals (including by the TSX Venture Exchange).

In April 2019, $680,000 has been paid. On December 31, 2019, the Company and Waveform entered into a Share Repurchase Agreement in which Waveform agreed to repurchase the shares acquired by the Company for $680,000, the closing date is February 6, 2020.  As a result, a deferred payment liability has not been recorded for the additional $1,000,000 to be paid. The $680,000 balance paid is included in investments in the consolidated statement of financial position.

The Company has recognized the investment in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

(ii)

In April 2019, Enthusiast Properties entered into a Senior Convertible Debenture Purchase Agreement to invest in Addicting Games Inc. (“Addicting Games”), one of the largest online game networks in the United States. Under the Senior Convertible Debenture Purchase Agreement, Enthusiast Properties invested USD $1.5 million by way of a 3-year secured convertible debenture with interest accruing at 2% per annum.  The convertible debenture and accrued interest can be converted into common shares of Addicting Games at the option of the Company based on a conversion price which is the lesser of the price of the common shares as valued in Addicting Games’ next equity raise or a liquidation event or by dividing USD $30 million by the aggregate number of outstanding common shares, warrants and options. Enthusiast Properties invested in Addicting Games to capitalize on the rapidly growing .io games sector and a new niche of lifestyle gamer that the network currently does not reach.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

6.	Investments (continued)

(ii)	(Continued)

The convertible debenture has been accounted for in accordance with IFRS 9, as a financial asset at fair value, with changes in fair value recognized in profit and loss as they arise at each subsequent reporting period.

The fair value of the convertible debenture was valued using a binomial model using a ‘with derivatives’ and ‘without derivatives’ approach.  The ‘with derivatives’ approach fair values the convertible debenture with the conversion option.  The ‘without derivatives’ approach fair values the convertible debenture by treating the debt component of the loan as a plain vanilla bond.  The fair value of the debt portion was determined using the discounted cash flow method by discounting the expected cash flows using a risk-adjusted discount rate.  The difference in fair values from the ‘with’ and ‘without’ approaches represents the fair value of the embedded derivative component (the conversion option). The ‘with’ and ‘without’ scenarios assumed the occurrence of i) a liquidity event, as well as, ii) a non-liquidity event, and considered the fair value of the conversion option to be the weighted average of these two values.

The valuation of the investment included in following inputs for a liquidity event: liquidity event probability – 50%; exercise price of conversion – USD $15; time to maturity – 0.78 years; initial stock price – USD $15; volatility – 180%, risk-free interest rate – 1.59%; credit spread – 650 bps; risk-adjusted rate – 8.09%; discount for lack of marketability (“DLOM”) – 36%; exercise price for conversion – USD $15; and synthetic credit rating – B-.  The valuation of the investment included in following inputs for a ‘no’ liquidity event: ‘no’ liquidity event probability – 50%; exercise price of conversion – USD $15; time to maturity – 2.28 years; initial stock price – USD $15; volatility – 127%, risk-free interest rate – 1.58%; credit spread – 677 bps; risk-adjusted rate – 8.35%; DLOM – 36%; exercise price for conversion – USD $15; and synthetic credit rating – B-.

As at December 31, 2019, the debt portion has been value at $1,795,962 and the derivative portion has been valued at $684,443.  The fair value of the investment of $2,480,405 is included in long-term investments.  The change in the fair value of the investment since the date of acquisition by Enthusiast Properties in the amount of $57,708 is included in the consolidated statement of loss and comprehensive loss.

7.	Investment in associates

On August 30, 2019, pursuant to an investment agreement between GameCo and Aquilini Properties LP (a related party by nature of it being under the control or direction of the Chairman of the Company), GameCo acquired 100 class B common shares of AIG eSports Canada Holdings Ltd. (“AIG Canada”) for $1,246,125 (USD $937,500), and GameCo eSports USA Inc. acquired a 25% non-voting participating interest in AIG eSports USA Intermediate Holdings, LLC, (“AIG USA”) for $414,594 (USD $312,500). Collectively, AIG Canada and AIG USA own and manage professional eSports teams in Canada and the United States. Aquilini Properties LP controls AIG Canada and AIG USA.

Effective December 27, 2018, the Company entered into a non-interest bearing promissory note receivable in the amount of USD $1,250,000 (December 31, 2018 - $1,705,125) AIG eSports LP (a related party by nature of it being under the control or direction of the Chairman of the Company).  The Company directed AIG eSports LP to pay the proceeds of the promissory note to AIG Canada and AIG USA for the respective investment amounts noted above.

A summary of the Company’s investment in associate is as follows:

	AIG Canada	AIG USA	Total
Balance, December 31, 2018	$-	$-	$-
Contributions - cash	1,246,125	414,594	1,660,719
Share of loss from investment in associate	(742,160)	(4,264)	(746,424)
Balance, December 31, 2019	$503,965	$410,330	$914,295

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

8.	Property and equipment

	Furniture and fixtures	Computer equipment	Leasehold improvements	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-
Mergers and Acquisitions (Note 4)	34,340	111,976	36,289	182,606
Additions during the period	86,417	4,648	49,451	140,516
Effect of movement in
exchange rates	(1,028)	(1,484)	(1,355)	(3,867)
Balance, December 31, 2019	$119,730	$115,140	$84,385	$319,255

Accumulated depreciation
Balance, December 31, 2018	$-	$-	$-	$-
Depreciation during the period	5,526	12,417	3,259	21,202
Effect of movement in
exchange rates	(43)	(187)	(31)	(260)
Balance, December 31, 2019	$5,484	$12,231	$3,228	$20,942

Net book value
Balance, December 31, 2018	$-	$-	$-	$-
Balance, December 31, 2019	$114,246	$102,909	$81,157	$298,312

During the year ended December 31, 2019, the Company recognized depreciation expense in the amount of $21,202 (December 31, 2018 - $Nil), which is included in the consolidated statements of loss and comprehensive loss.

9.	Intangible assets

	Domain name	Application and technology development and website content	Brand name	Subscriber and sponsorship relationships	Player contracts	Total
Cost
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-
Mergers and Acquisitions (Note 4)	40,930,000	3,187,164	8,602,563	6,832,646	3,889,000	63,441,373
Additions	-	65,895	-	-	-	65,895
Disposals	-	-	-	-	(987,100)	(987,100)
Effect of movement in foreign
exchange rates	-	(955)	-	-	-	(955)
Balance, December 31, 2019	$40,930,000	$3,252,104	$8,602,563	$6,832,646	$2,901,900	$62,519,213

Accumulated amortization
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-
Amortization during the period	-	395,976	-	239,200	2,532,200	3,167,376
Disposals	-	-	-	-	(665,400)	(665,400)
Effect of movement in foreign
exchange rates	-	(84)	-	-	-	(84)
Balance, December 31, 2019	$-	$395,893	$-	$239,200	$1,866,800	$2,501,893

Net book value
Balance, December 31, 2018	$-	$-	$-	$-	$-	$-
Balance, December 31, 2019	$40,930,000	$2,856,211	$8,602,563	$6,593,446	$1,035,100	$60,017,320

During the year ended December 31, 2019, the Company entered into three buyout agreements relating to player contracts for gross proceeds of $1,113,799.  The net book value on the date of termination of the player contracts was $665,400 resulting in a gain on disposal of intangible assets of $448,399.  The gain on disposal is included in revenue.

During the year ended December 31, 2019, the Company recognized amortization expense in the amount of $3,167,376 (December 31, 2018 - $Nil), which is included in the consolidated statements of loss and comprehensive loss.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

10.	Goodwill

The following comprises the balance of goodwill by CGU, goodwill arose through the Mergers and Acquisitions described in Note 4:

	Enthusiast Properties	TSR	Luminosity	Steel Media	Total
Balance, December 31, 2018	$-	$-	$-	$-	$-
Mergers and Acquisitions (Note 4)	54,467,041	20,898,598	6,003,150	1,890,627	83,259,416
Impairment	-	-	-	-	-
Balance, December 31, 2019	$54,467,041	$20,898,598	$6,003,150	$1,890,627	$83,259,416

The Company performed its annual impairment tests at December 31, 2019 and determined that no impairment charge was necessary. The Company chose the value-in-use approach as the primary valuation approach to determine the value of Enthusiast Properties, TSR, Luminosity and Steel Media CGUs.  The recoverable amount of the Company’s CGUs was estimated based on an assessment of their value in use using a discounted cash flow approach. The approach uses cash flow projections based upon a financial forecast approved by management and the Board of Directors, covering a five-year period. Cash flows for the years thereafter are extrapolated using the estimated terminal growth rate. The risk premiums expected by market participants related to uncertainties about the industry and assumptions relating to future cash flows may differ or change quickly, depending on economic conditions and other events.

The Company has made certain assumptions in determining the cash flow projections based on budgets approved by management and include management’s best estimate of expected market conditions. The cash flow projections include certain key assumptions regarding revenue growth rates, terminal revenue growth rates and current income tax rates. Accordingly, it is reasonably possible that future changes in assumptions may negatively impact future valuations of goodwill and the Company would be required to recognize an impairment loss.

The following are key assumptions on which management based its determinations of the recoverable amount for goodwill based on each CGU’s value in use:

	Enthusiast Properties	TSR	Luminosity	Steel Media
Average revenue growth rates	36.7%	36.7%	37.8%	4.2%
Terminal revenue growth rates	3.0%	3.0%	3.0%	5.0%
Pre-tax discount rate	16.0%	22.0%	14.0%	17.5%

The Company determined the revenue growth rate, the terminal revenue growth rate based on past performance and its expectations for market development. The pre-tax discount rates used reflect specific risks in relation to the CGU.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

11.	Right-of-use asset and lease liability

The Company’s leased assets only include buildings. The Company did not have any leases on the January 1, 2019 date of adoption of IFRS 16, leases were entered into subsequent to the adoption date and obtained through the Mergers and Acquisitions (Note 4). When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using an incremental borrowing rate of 5%.

Right-of-use asset	Amount

Balance, January 1, 2019	$-
Bulding lease additions - cost	410,734
Bulding lease additions - cost, mergers and acquisitions (Note 4)	411,785
Depreciation recognized to date	(89,106)
Balance, December 31, 2019	$733,413

Lease liability	Amount

Balance, January 1, 2019	$-
Bulding lease additions - finance cost	400,427
Bulding lease additions - finance cost, mergers and acquisitions (Note 4)	413,700
Payments to date	(87,159)
Interest cost	15,244
Balance, December 31, 2019	742,212
Current portion of contract lease liability	193,366
Long-term portion of contract lease liability	$548,846

During the year ended December 31, 2019, the Company recognized $89,106 as depreciation on right-of-use assets which is included in amortization and depreciation expense in the consolidated statement of loss and comprehensive loss and $15,244 as interest cost on the contract lease liability which is included in interest and accretion expense in the consolidated statement of loss and comprehensive loss.

12.	Accounts payable and accrued liabilities

	December 31, 2019	December 31, 2018
Accounts payable	$5,938,057	$408,038
Accrued liabilities	1,485,338	13,500
	$7,423,396	$421,538

Included in accrued liabilities is a provision in respect of a consultant’s claim for unpaid compensation. Although the Company refutes the claim and feels it is without merit, $115,000 has been provided for. The Company is currently in discussion with the consultant, and at this time it is not possible to determine if an additional provision will be required.

13.	Long-term debt

Under the terms of a loan facility agreement dated August 2, 2019, an arm’s length lender (the “Lender”) agreed to provide the Company with a loan of up to $20 million (the “Facility”) comprising two advances: (i) an initial advance in an amount of up to $3 million (the “Initial Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain conditions precedent and (ii) a further advance in an amount equal to the remaining difference between $20 million and the amount of the Initial Advance (the “Further Advance”) at the request of the Company following satisfaction or waiver by the Lender of certain additional conditions precedent, including the completion of the Arrangement Agreement.  The Facility is secured by the Company’s assets.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)
Notes to the Consolidated Financial Statements
For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018
(Expressed in Canadian Dollars)

13.	Long-term debt (continued)

The loan has a term (the “Term”) which expires on August 2, 2021, the date that is 24 months from the date of the Initial Advance (the “Maturity Date”). Interest (or standby fees at an equivalent rate in lieu thereof) accrues at a rate per annum that is equal to the prime rate plus 5.05% calculated on the aggregate amount of the Facility, compounded monthly, whether or not the conditions precedent are satisfied or the Facility is advanced.  The Company has further agreed to pay the Lender a success fee in an amount that is equal to 4.1% per annum, payable monthly, calculated on the full amount of the Facility from the date of the Initial Advance.

Interest (and any such equivalent amount by way of standby fee) and the success fee will be capitalized during the first 12 months of the Term and, commencing in August 2020, interest and the success fee shall be payable in cash on the last business day of each and every month until the Maturity Date.

The Company will be entitled to prepay all or a part of the Facility at any time, from time to time, without bonus or penalty after the date that is twelve (12) months following the date of completion of the Arrangement.

The Company received the Initial Advance and Further Advance during the year ended December 31, 2019. The Company paid the Lender a $1,200,000 administrative fee in relation to the Initial Advance and Further Advance. The Company also incurred advisory fees of $400,000 in relation to the establishment of the Facility and additions fees of $45,950.  The transaction costs of $1,645,950 have been netted against the proceeds received.  The Facility is amortized at an effective interest rate of 11.17% on the Initial Advance and 13.53% following the Further Advance. The Company recognized $761,024 of interest expense, $341,667 of success fee expense and $234,480 of accretion expense during the year ended December 31, 2019 which is included in interest and accretion in the consolidated statement of loss and comprehensive loss.

The Facility will be used for purposes of (i) working capital and (ii) to finance future acquisitions.

The following table shows the movement of the long-term debt balance during the year:

Long-term Debt
Balance, December 31, 2018	$-
Initial advance	3,000,000
Further Advance	17,000,000
Transaction cost	(1,645,950)
Capitalized interest	761,024
Capitalized success fee	341,667
Accretion	234,480
Balance, December 31, 2019	$19,691,220

The loan facility agreement contains certain covenants that the Company must comply with following the Further Advance including maintaining a total consolidated equity of at least $20,000,000 and maintaining a minimum cash balance of $5,000,000.  The Company was in compliance of these covenants during the year.

14.	Convertible debentures

(i)

On June 19, 2019, the Company entered into a bought deal private placement agreement (the “Private Placement”) with a syndicate of underwriters (the “Underwriters”), whereby the Underwriters purchased for resale to substituted purchasers $10,000,000 of convertible debentures at par of the Company. The convertible debentures will have a maturity date of June 30, 2020 and will automatically convert into common shares of the Company at a price of $3.60 per common share upon closing of the Arrangement (see Note 4). If the convertible debentures have not automatically converted by the maturity date, then the principal will be repayable on the maturity date as well as interest on the basis of 8.0% per annum. The Company paid agent fees of $600,000 and other costs of $54,996 in connection with the Private Placement, which have been netted against the proceeds.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

14.	Convertible debentures (continued)

(i)	(Continued)

Upon initial recognition, the convertible debentures were presented as a liability and the embedded conversion feature have been presented as equity as the fixed-for-fixed criteria is met. The fair value of the convertible debentures (host debt) in the amount of $9,758,528 is measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The residual amount of $241,472 was allocated to equity (the conversion feature). The cash issuance costs of $654,996 was allocated to the convertible debenture. The Company assessed that the convertible debenture will convert into equity on August 30, 2019, the expected date of the closing of the Arrangement.

The convertible debentures are amortized at an effective interest rate of 47.82%. The Company recognized $896,468 in accretion expense during the year ended December 31, 2019 and the convertible debenture was fully accreted as at August 30, 2019.

The convertible debentures were converted into shares on August 30, 2019, the convertible debenture value of $10,000,000 and the equity portion of $241,472 was reclassified from convertible debentures and conversion option on convertible debentures respectively to share capital.

The following table shows the movement of the convertible debenture balance during the year:

	Convertible Debenture	Conversion feature on convertible Debentures	Total
Balance, December 31, 2018	$-	$-	$-
Initial recognition at fair value	9,758,528	241,472	10,000,000
Transaction cost	(654,996)	-	(654,996)
Accretion	896,468	-	896,468
Conversion to equity (note 16)	(10,000,000)	(241,472)	(10,241,472)
Balance, December 31, 2019	$-	$-	$-

(ii)	On November 8, 2018, Enthusiast Properties issued convertible debenture units (the “Debenture Units”) for total gross proceeds of $9,000,000 (the “Offering”).

Each Debenture Unit, issued at a price of $1,000, is comprised of one unsecured convertible debenture (each a “Debenture” and collectively, the “Debentures”), having a principal amount of $1,000 and accruing interest at 9% per annum, payable semi-annually until maturity, and 166 common share purchase warrants of the Company (each, a “Debenture Warrant”). Each Debenture is convertible into shares of the Company at a conversion price of $3.03 per common share (the “Conversion Price”), subject to acceleration in certain events. The Debentures mature on December 31, 2021. Each Debenture Warrant entitles the holder to acquire one share at a price of $3.79 per share for a period of two years, subject to acceleration in certain events. The Debentures and the Debenture Warrants contain customary anti-dilution provisions. The Company also issued 540 Debenture Units to the brokers as part of the transaction in addition to 2,835,000 Debenture Warrants. If the brokers subscribe for the Debenture Units 89,940 warrants will be issued.

Beginning on March 9, 2019, the Company may, at its option, require the conversion of the then outstanding principal amount of the Debentures (plus accrued and unpaid interest thereon) at the Conversion Price on not less than 30 days’ notice, should the daily volume-weighted average trading price of the shares of the Company be greater than $4.55 for each of seven consecutive trading days, ending five trading days prior to the applicable date.

The Company may accelerate the expiry date of the then outstanding Debenture Warrants on not less than 30 days’ notice, should the volume-weighted average trading price of the shares be greater than $5.68 for the twenty consecutive trading days, ending five trading days prior to the applicable date.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

14.	Convertible debentures (continued)

(ii)	Continued

The fair value of the convertible debentures on the date of the Arrangement (Note 4) was determined to be $6,761,663 measured using a market rate of 13.0% for a similar unsecured debt without the conversion feature. The 1,495,442 warrants issued previously were valued on the date of the Arrangement as consideration (Note 4) in the amount of $2,056,130. The convertible debentures are amortized at an effective interest rate of 22.82%. The Company recognized $254,157 in accretion expense for the year ended December 31, 2019.

The following tables shows the movement of the convertible debenture balance during the year:

Convertible Debenture

Balance, December 31, 2018	$-
Mergers and Acquisitions (Note 4)	6,761,663
Accretion	254,157
Balance, December 31, 2019	$7,015,820

15.	Deferred payment liability

As described in Note 4, the deferred payment liability consists of the present value of the USD $1,000,000 cash payment to be paid on October 3, 2020 and the present value of the earn-out payment of USD $500,000 to be paid on based on the performance of Steel Media by April 15, 2022.

The cash payment was included in Steel Media’s total purchase price consideration at an initial fair value of $1,211,818 based on a discounted valuation using a 10.00% discount rate. The earn-out was included in Steel Media’s total purchase price consideration at an initial fair value of $470,625, based on a discounted valuation using a 13.97% discount rate and an expectation that payment of the earn-out is probable.

The cash payment and earn-out are amortized at an effective interest rate of 9.54% and 13.15% respectively. The Company recognized $43,669 in accretion expense for the year ended December 31, 2019.

The following tables shows the movement of the cash payment and earn-out balances during the year:

	Cash payment	Earn-out	Total

Balance, December 31, 2018	$-	$-	$-
Initial fair value of deferred payment liability	1,211,818	470,625	1,682,443
Accretion	28,415	15,254	43,669
Effect of movement in exchange rates	(31,820)	(12,466)	(44,286)
Balance, December 31, 2019	$1,208,413	$473,413	$1,681,827

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

16.	Share capital

Authorized:

Unlimited number of common shares

Unlimited number of preferred shares

Immediately following the completion of the Mergers and Acquisitions described in Note 1, the Company consolidated its share capital on a 1:8 basis. All references to share and per share amounts in the consolidated financial statement have been retroactively restated to reflect the share consolidation.

(i)

On August 29, 2018, the Company completed a non-brokered private placement of 12,750,000 common shares at a price of $0.04 per share, including 5,625,000 shares issued to certain directors of the Company, for gross proceeds of $510,000, of which $5,000 of the proceed was in other receivables as at December 31, 2018 (Note 5).

(ii)

On October 10, 2018, the Company completed a brokered private placement of 7,126,437 common shares at a price of $0.80 per share, for gross proceeds of $5,701,150. The Company incurred cash issuance costs of $383,404. In addition, the Company issued 272,711 broker warrants, which are exercisable at $0.80 per share for a term of 2 years. The fair value of the broker warrants in the amount of $115,913 was determined using Black-Scholes pricing model with the following assumptions: share price of $0.80, an exercise price of $0.80, a volatility of 100.0%, an expected life of 2.0 years, a dividend yield of 0.0%, and a risk -free interest rate of 2.27%. The total issuance costs of $499,317 were recognized as a deduction from the gross proceeds in share capital.

(iii)

In March 2019, the Company issued an aggregate of 10,416,750 subscription receipts (each, a “Subscription Receipt”) at an issue price of $2.40 per Subscription Receipt for total gross proceeds of $25,000,200. The Subscription Receipts are governed by the terms and conditions of a Subscription Receipt Agreement dated March 20, 2019 between the Company, Canaccord Genuity Corp. (the “Agent”) and Computershare Trust Company of Canada (the “Subscription Receipt Agent”). The Company incurred cash share issuance costs of $1,799,198 and initially recorded the net proceeds of $23,201,002 as shares to be issued. The Company also issued 151,251 common shares at a deemed price of $3.60 per share to the Agent on August 30, 2019 for services provided which are recorded in share capital and share issuance costs. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14) as these shares were issued near the issuance of the convertible debenture. On August 30, 2019, the subscription receipts were converted into common shares upon the closing of the Amalgamation and the net proceeds held by the Subscription Receipt Agent were released to the Company. The net proceeds were reallocated to share capital from shares to be issued following the conversion of the Subscription Receipts into common shares.

(iv)

On April 8, 2019 and March 21, 2019, the Company issued 24,609 and 23,542 common shares respectively at a deemed price of $2.40 per shares for services provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. The value assigned to the shares issued of $115,562 was recorded in share capital and advertising and promotion expense.

(v)

On April 15, 2019, the Company issued 520,833 common shares at a deemed price of $2.40 per share for services to be provided. The price of $2.40 per share was based on the Subscription Receipt transaction which occurred near this share issuance date. These common shares are subject to a two year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 30% six months after the closing of go-public transaction; (iii) 30% fifteen months after the closing of go-public transaction; and (iv) 30% twenty four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $701,379 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense for the year ended December 31, 2019.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

16.	Share Capital (Continued)

(vi)

On July 26, 2019, the Company issued 166,667 common shares at a deemed price of $3.60 per shares for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14) as these shares were issued near the issuance date of the convertible debenture. These common shares are subject to a two year lock period subject to the following release schedule: (i) 10% on closing of the go-public transaction; (ii) 20% six months after the closing of go-public transaction; (iii) 20% twelve months after the closing of go-public transaction; (iv) 25% eighteen months after the closing of go-public transaction and (v) 25% twenty four months after the closing of go-public transaction. The Company estimated the fair value of the common shares issued to be $368,460 by taking into account the time release restrictions. As the common shares vest over the 24 month period the services are to be rendered the Company recorded the value assigned to the common shares issued to prepaid expenses and is amortizing the prepaid balance on a straight-line basis over the service term. The Company recognized $79,600 in advertising and promotion expense for the year ended December 31, 2019. As a December 31, 2019 the current portion and long-term portion of the prepaid expense is $184,230 and $104,630 respectively.

(vii)	On August 27, 2019, the Company issued 7,500,000 common shares in connection with the closing of the Acquisition (Note 4).

(viii)

On August 28, 2019, the Company issued 16,406 common shares at a deemed price of $3.60 per share for services provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14) as these shares were issued near the issuance of the convertible debenture. The value assigned to the shares issued of $59,063 was recorded in share capital and advertising and promotion expense. (ix) On August 30, 2019, the Company issued 1,900,000 common shares in connection with the closing of the Amalgamation (Note 4).

(x)	On August 30, 2019, the Company issued 27,607,076 common shares in connection with the closing of the Arrangement (Note 4).

(xi)	On August 30, 2019, the Company issued 2,777,777 common shares in connection with the conversion of the convertible debenture (Note 13).

(xii)

On August 30, 2019, the Company issued 416,666 common shares at a deemed price of $3.60 per share for services to be provided. The deemed price of $3.60 per share was based on the conversion price of the convertible debentures issued by the Company to arm’s length parties in June 2019 (Note 14) as these shares were issued near the issuance of the convertible debenture. These common shares are subject to a two year lock period and released in 17% instalments every six months after the closing of the go-public transaction. The Company estimated the fair value of the common shares issued to be $814,486 by taking into account the time release restrictions. As the common shares vested upon issuance the fair value assigned to the common shares has been recorded in advertising and promotion expense for the year ended December 31, 2019.

(xiii)	On October 3, 2019, the Company issued 304,147 common shares in connection with the closing of the Steel SPA (Note 4).

(xiv)

During the year, the Company received proceeds of $382,418 from the exercise of 347,803 common share purchase warrants. The fair value assigned to these warrants of $882,345 was reclassified from warrant reserve to share capital.

(xv)

During the year, the Company received proceeds of $21,837 from the exercise of 41,696 stock options. The fair value assigned to these options of $135,601 was reclassified from contributed surplus to share capital.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

17.	Warrants

Each common share warrant entitles the holder to purchase one common share of the Company.

The following table reflects the continuity of warrants as at December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Number of warrants	Weighted average exercise price	Number of warrants	Weighted average exercise price
Beginning balance	272,711	$0.80	-	$-
Granted	-	-	272,711	0.80
Issued to effect the Mergers and Acquisitions (Note 4)	7,520,053	2.03	-	-
Exercised	(347,803)	1.10	-	-

Ending balance	7,444,961	$2.03	272,711	$0.80

The weighted average share price on the date of exercise is $2.53.

The Company had the following warrants outstanding as at December 31, 2019:

Expiry Date	Exercise price	Number of warrants outstanding	Weighted average remaining life (years)
April 4, 2020	$1.10	2,898,726	0.26
October 4, 2020	3.03	1,793,314	0.76
October 4, 2020	2.37	111,316	0.76
October 10, 2020	0.80	272,711	0.78
November 8, 2020	3.79	1,495,442	0.86
December 12, 2020	1.00	40,000	0.95
December 31, 2020	0.37	833,452	1.00
	$2.03	7,444,961	0.61

18.	Stock options

The Company’s stock option plan (the “Stock Option Plan”) was adopted so the board of directors can grant stock options to directors, officers, employees and consultants of the Company as performance incentives. The maximum number of common shares issuable under the Stock Option Plan is limited to 10% of the issued and outstanding common shares of the Company. There are also limitations on the number of common shares issuable to insiders. At the time of granting a stock option, the board of directors must approve: (i) the exercise price, being not less than the market value of the common shares; (ii) the vesting provisions; and (iii) the expiry date, generally being no more than ten years after the grant date.

The following table reflects the continuity of stock option as at December 31, 2019 and 2018:

	December 31, 2019		December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Beginning balance	-	$-	-	$-
Granted	1,237,500	2.40	-	-
Issued to effect the Mergers and Acquisitions (Note 4)	2,548,289	0.81	-	-
Exercised	(41,694)	(0.52)	-	-
Ending balance	3,744,095	$1.32	-	$-
Exercisable	2,542,010	$0.84	-	$-

The weighted average share price on the date of exercise is $2.39.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

18.	Stock options (continued)

On May 27, 2019, the Company issued 1,237,500 options, including 750,000 issued to certain directors and officers. Each option is exercisable into common shares of the Company on a one-for-one basis at an exercise price of $2.40 per share. The options vest as to 10% immediately, 20% on each date which is 6, 12, 18, and 24 months from the date of grant, and 10% on the date which is 30 months from the date of grant. The options expire 5 years from the date of grant. As of the date of grant the options have a fair value of $2.00 each, which was determined using the Black-Scholes option pricing model using the following inputs and assumptions: stock price - $2.40; exercise price - $2.40; expected life in years – 5 years; volatility – 122%; dividends – Nil; risk-free rate – 1.48%. The Company recorded share-based compensation expense of $990,165 for options vesting during the year ended December 31, 2019.

The Company also recorded share-based compensation expense of $2,096,149 for options vesting in the period since the date of the Mergers and Acquisitions for the options issued to effect the Mergers and Acquisitions (Note 4) relating to post-combination service and recorded share-based compensation expense of $3,027,330 for warrant post-combination service for warrant issued to effect the Mergers and Acquisitions (Note 4).

The Company had the following stock options outstanding as at December 31, 2019:

Expiry date	Number of stock options outstanding	Exercise price	Number of stock options exercisable	Weighted average remaining life (years)

November 17, 2020	385,474	$0.25	385,474	0.88
November 30, 2020	293,359	0.25	293,359	0.92
October 17, 2022	17,959	0.80	17,959	2.80
November 18, 2022	1,089,676	0.37	1,089,676	2.88
November 14, 2023	26,374	2.37	26,374	3.87
March 29, 2024	503,753	2.37	167,918	4.25
August 27, 2024	1,237,500	2.40	371,250	4.66
December 12, 2028	190,000	1.00	190,000	8.96
	3,744,095	$1.32	2,542,010	3.61

During the year ended December 31, 2019, the Company recognized $6,113,644 in share-based compensation (December 31, 2018 - $Nil).

19.	Income Tax

The reconciliation of the combined Canadian federal and provincial statutory tax rate of 26.50% (2018 – 26.50%) to the effective tax rate is as follows:

	Year ended December 31, 2019	Period ended December 31, 2018
Statutory income tax rate	26.5%	26.5%

Net loss before income tax recovery	$(79,542,142)	$(384,105)
Expected income tax recovery	(21,078,667)	(101,788)
Non-deductible expense and other	877,257	7,254
Difference in foreign tax rates	42,731	-
Share-based compensation	2,086,721	-
Listing expense	1,809,783	-
Transaction cost	835,893	-
Goodwill impairment	12,235,161	-
Financing and share issuance costs	(1,230,832)	(101,602)
Change in tax benefits not recognized	3,426,238	196,136
Income tax recovery	$(995,715)	$-

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

19.	Income Tax (continued)

The Company’s income tax recovery is allocated as follows:

	Year ended December 31, 2019	Period ended December 31, 2018

Current tax expense	$-	$-

Deferred income tax:		-
Deferred tax expensed in goodwill	(13,477,109)	-
Closing deferred tax liability	12,481,394	-
Deferred income tax recovery	(995,715)

Income tax recovery	$(995,715)	$-

Deferred income tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has a legal right and intent to offset.

	December 31,2019	December 31, 2018
Movement in net deferred tax liability	26.50%	26.50%

Deferred tax asset
Non-capital losses carried forward	$1,398,277	$-
Deductible shares issuance cost	14,551	-
	1,412,828	-
Deferred tax liability
Intangible assets	$(13,735,411)	$-
Investments	(160,022)	-
	(13,895,433)	-

Deferred tax liability	$(12,482,605)	$-

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

20.	Related party transactions and balances

The Company’s key management personnel have authority and responsibility for overseeing, planning, directing and controlling the activities of the Company. Key management personnel include members of the Board of Directors, eSports President, Chief Executive Officer, Chief Operating Officer, Chief Financial Officer and President. Compensation of key management personnel may include short-term and long-term benefits. Short-term benefits include salaries and bonuses. Share-based compensation include warrants and stock options vested during the year.

Compensation provided to key management is as follows:

	December 31, 2019	December 31, 2018

Short-term benefits	$1,096,858	$-
Share-based compensation	2,331,854	-
	$3,428,712	$-

A summary of other related party balances and transaction during the year is as follows:

	December 31, 2019	December 31, 2018

Total transactions during the year:
Revenue	$(2,140,940)	$-

Expenses
Consulting fees	1,471,055	-
Share of loss from investment in associate	746,424	-

Balances receivable (payable) as at December 31, 2019:
Investment in associate	914,295	-
Trade and other receivables	1,337,150	-
Loans receivable	159,287	-

On August 27, 2019, the Company entered into a Management Services Agreement (the “Management SA”) with AIG eSports LP, a related party by nature of it being under the control or direction of the Chairman of the Company, as well as a Master Services Agreement (the “Master SA”) with Vancouver Arena Limited Partnership, a related party by nature of it being under the control or direction of the Chairman of Company (collectively, the “MSAs”). Pursuant to the Management SA, the Company is to provide a series of eSports management services for a base compensation of $100,000 per month, plus an annual amount of USD $250,000, as well as other additional amounts receivable upon certain milestones relating to the performance of the eSports teams under management. Pursuant to the Master SA, the Company receives a range of marketing and consulting services at a cost of $100,000 per month, as well as certain other costs payable upon certain milestones relating to third-party revenues generated by the Company relating to the Master SA services. The MSAs had a retroactive effective date of September 7, 2018, and contain payment-in-kind provisions whereas either party may, at its discretion, satisfy its amounts payable through the provision of its respective services. During the year, the Company recognized management revenue of in the amount $2,140,940 relating to the Management SA, and recognized consulting expenses of $1,471,055 relating to the Master SA. A balance of $669,885 is included in trade and other receivables as at December 31, 2019.

Trade and other receivable include $667,265 of amounts advanced to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company.

As at December 31, 2019, the Company has loans receivable due from the President and Chief Operating Officer, and eSports President in the amount of $98,557, $53,715 and $7,015 respectively. The loans receivable are non-interest bearing and due on demand.

See Note 4 for information relating to the Amalgamation.

See Note 7 for information relating to an investment in an associate controlled by a related party.

See Note 18 for information relating to stock options issued to certain officers and directors of the Company.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

21.	Capital management

The Company considers its capital structure to consist of shareholders’ equity, long-term debt and convertible debentures. The Company manages its capital structure and makes adjustments to it, in order to have the funds available to support the acquisition and development of its business. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The Company is dependent on external equity financing to fund its activities. In order to carry out the planned operations and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. There were no changes in the Company’s approach to capital management during the year ended December 31, 2019 and 2018. Neither the Company nor its subsidiaries are subject to externally imposed capital requirements.

The Company’s objective when managing capital is to safeguard the Company’s ability to continue as a going concern. The Company’s ability to raise future capital is subject to uncertainty and the inability to raise such capital may have an adverse impact over the Company’s ability to continue as a going concern (Note 1).

22.	Financial instruments

Fair values

The fair values of the cash, investments, trade and other receivables, loans receivable and accounts payable and accrued liabilities approximate their carrying values due to the relatively short-term nature of these financial instruments. The fair value of long-term debt, lease contract liability, and deferred payment liability and convertible debentures is based on observable market data and the calculation of discounted cash flows. Discount rates were determined based on current terms and conditions observed in the credit market.

The Company follows a three-tier categorization for its financial instruments as a framework for disclosing fair value based upon inputs used to value the Company’s investments. The hierarchy is summarized as:

●	Level 1 – quoted prices (unadjusted) in active markets for identical assets and liabilities

●	Level 2 – inputs that are observable for the asset or liability, either directly (prices) or indirectly (derived from prices) from observable market data

●	Level 3 – inputs for assets and liabilities not based upon observable market data

As at December 31, 2019, the investment in Addicting Games is accounted for at level 3, see note 6.

Total interest income and interest expense for financial assets or financial liabilities that are not at fair value through profit or loss can be summarized as follows:

	December 31, 2019	December 31, 2018

Interest income	$(677,276)	$-
Interest expense	2,825,793	-
Net interest expense	$2,148,517	$-

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, foreign currency risk, interest rate risk and market risk.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

22.	Financial instruments (continued)

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its obligations.

The Company’s maximum exposure to credit risk for its trade receivables is summarized as follows:

	December 31, 2019	December 31, 2018

Trade receivables aging:
0-30 days	$3,774,074	$-
31-60 days	986,702	-
61-90 days	118,983	-
Greater than 90 days	636,258	-
	5,516,016	-
Expected credit loss provision	(357,920)	-
Net trade receivables	$5,158,095	$-

The movement in the expected credit loss provision can be reconciled as follows:

	December 31, 2019	December 31, 2018

Expected credit loss provision:
Expected credit loss provision, beginning balance	$-	$-
Expected credit loss provision, Mergers and Acquisitions (Note 4)	(357,920)	-
Net provision used during the period	-	-
Expected credit loss provision, ending balance	$(357,920)	$-

The following default rates, determined based on historical default rates based on the aging of trade receivables, are used to calculate the expected credit loss provision on trade receivables as at December 31, 2019:

	Total	Not past due	Over 30 days past due	Over 60 days past due	Over 90 days past due

Default rates		0.71%	14.74%	13.22%	26.69%
Trade receivables	$5,516,016	$3,774,074	986,702	$118,983	$636,258
Expected credit loss provision	$357,920	$26,946	$145,393	$15,733	$169,849

All of the Company’s cash is held with a major Canadian financial institution and thus the exposure to credit risk is considered insignificant. Management actively monitors the Company’s exposure to credit risk under its financial instruments.

Concentration risk

As at December 31, 2019, the Company had one customer which makes up more than 10% of revenue, this customer accounts for approximately 16.68% of trade receivables and 22.39% of revenues for the year ended December 31, 2019.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

22.	Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations associated with financial liabilities. The Company has a planning and budgeting process in place by which it anticipates and determines the funds required to support its normal operating requirements. The Company coordinates this planning and budgeting process with its financing activities through its capital management process.

The Company holds sufficient cash and working capital which is maintained through stringent cash flow management to ensure sufficient liquidity is maintained. Maturity analysis of liabilities which are due in next twelve months can be summarized as follows:

	December 31, 2019	December 31, 2018

Accounts payable and accrued liabilities	$7,423,396	$421,538
Deferred revenue	1,647,594	-
Income tax payable	2,415	-
Deferred payment liability	1,208,413	-
Current portion of lease contract liability	193,366	-
	$10,475,184	$421,538

Foreign currency risk

A large portion of the Company’s transactions occur in a foreign currency (mainly in US dollars and UK pound sterling) and, therefore, the Company is exposed to foreign currency risk at the end of the reporting period through its U.S. and UK denominated trade receivables, accounts payable and cash. As at December 31, 2019, a 10% depreciation or appreciation of the U.S. dollar and UK pound sterling against the Canadian dollar would have resulted in an approximate $35,000 and $46,000 respectively (December 31, 2018 - $Nil) decrease or increase, respectively, in total loss and comprehensive loss.

Interest rate risk

The Company’s long-term debt bears interest at prime rate plus 5.05%. Fluctuations in the prime rate will result in changes to the months interest expense. A change in the annual interest rate of 0.50% on the Initial Advance and Further Advance will result in a $100,000 change in the annual interest expense.

23.	Commitments

The Company has the following payment commitments with respect to advertising and promotion:

Not later than one year	$714,000
Later than one year and not later than five years	-
$714,000

The Company will be issuing shares valued at USD $350,000 to settle a portion of the commitments noted above.

The Company is subject to capital commitments pursuant to its investments in AIG Canada and AIG USA, see Note 7, as well as Surge eSports LLC which is being established under a similar structure. If the Company fails to make any capital contributions for capital calls it may be subject to certain actions including the loss of rights or a reduction in necessary equity in order to satisfy the capital call requirement.

Enthusiast Gaming Holdings Inc. (formerly J55 Capital Corp.)

Notes to the Consolidated Financial Statements

For the year ended December 31, 2019 with comparatives for the period from August 29, 2018 (date of incorporation) to December 31, 2018

(Expressed in Canadian Dollars)

24.	Segment disclosure

The Company operates in one industry segment of digital media and entertainment. The majority of the Company’s assets are located in Canada and England and Wales. The Company sells into three major geographic centers: United States of America (“USA”), Canada and other foreign countries. The Company has determined that it has a single reportable segment as the Company’s decision makers review information on a consolidated basis.

Revenues for various services is summarized below for the years ended December 31, 2019 and 2018:

	December 31, 2019	December 31, 2018

Media	$7,978,404	$-
Esports	2,713,776	-
Events	1,517,146	-
	$12,209,326	$-

The sales, in Canadian dollars, in each of these geographic locations for the years ended December 31, 2019 2018 are as below:

	December 31, 2019	December 31, 2018

Canada	$3,863,141	$-
USA	4,875,405	-
All other countries	3,470,780	-
	$12,209,326	$-

The non-current assets, in Canadian dollars, in each of the geographic locations as at December 31, 2019 and 2018 are below:

	December 31, 2019	December 31, 2018

Canada	$143,050,878	$-
England and Wales	4,346,583	-
USA	410,330	-
	$147,807,791	$-

25.	Subsequent events

(i)	On January 27, 2020, the Company commenced trading on the TSX, prior to then the Company was trading on the TSXV.

(ii)	On February 14, 2020, the Company received proceeds of $680,000 pursuant to the Waveform Share Repurchase Agreement (Note 6).

(iii)

Subsequent to year-end, the Company advanced $2,041,667 to Surge eSports LLC, a related party by nature of it being under the control or direction of the Chairman of the Company. The Company intends to apply the advance against future share subscriptions in Surge eSports LLC.

(iv)	Subsequent to year-end, 1,971,595 common share purchase warrants were exercised resulting in gross proceeds of $2,160,308 to the Company.

(v)	Subsequent to year-end, 131,875 stock options were exercised resulting in gross proceeds of $49,367 to the Company.

(vi)

Subsequent to year-end, the outbreak of the novel strain of the coronavirus, specifically identified as ‘COVID-19’, has resulted in governments worldwide enacting emergency measures to combat the spread of the virus. These measures, which include the implementation of travel bans, self-imposed quarantine period and social distancing, have caused material disruption to businesses globally resulting in an economic slowdown. As of the time of filing, it is not possible to reliably estimate the length and severity of these developments and its impact on the financial results and condition of the Company.